ADVANTAGE OIL & GAS LTD.

TOTAL SHARES

Odd Lot Sell Program – Letter of Transmittal

TO: **Advantage Oil & Gas Ltd. ("Advantage") and Computershare Investor Services Inc. ("Computershare")**

SECTION 1

☐ **I IRREVOCABLY ELECT TO SELL MY Advantage Common** shares (the "Shares"), under the Advantage Odd Lot Sell Program (the "Program") described in the Information Booklet dated March 27, 2018, receipt of which is acknowledged. I enclose all my certificate(s) and surrender all my certificates representing 99 or fewer Shares. I irrevocably appoint Computershare as my agent with respect to the transmitted Shares. I represent that I owned on March 20, 2018, 99 or fewer Shares, all of which I enclose/surrender, or that I am the nominee record holder submitting the same for the beneficial owner who has made the foregoing representations to me. I will execute any additional documents necessary or desirable to complete the sale and transfer of the transmitted Shares.

Computershare is not a registered U.S. broker-dealer. Securities held in program accounts are not subject to protection under the *Securities Investor Protection Act* of 1970.

SECTION 2

Lost Certificates: If you cannot locate any or all of your Advantage certificates you can report them to Computershare by marking the "Lost" box below beside the lost certificate(s) and signing this Letter of Transmittal (the "Form"). To sell the Shares represented by the lost certificates you will be required to provide insurance coverage from an acceptable insurer for the replacement of the lost certificates. You may choose to replace the Advantage certificates marked as lost by marking the box beside the "Replacement Request and Acknowledgement" in **SECTION 4** below. The insurance premium will be paid by Advantage. Please refer to **SECTION** on this Form and the enclosed information Booklet under the section "Completing the Letter of Transmittal" for additional information.

The Advantage certificate(s) you held on March 20, 2018 are listed below. Please locate and return them with the Letter of Transmittal.

Lost	Certificate Number	Shares	Lost	Certificate Number	Shares	Totals	Shares

Signatures: Sign and date this form. Refer to Section 6 on the reverse. The registered holder is identified in the name and address at the top of this Form. All named holders must sign exactly as their name appears above. Unless the registered holder has transferred their certificate(s) in which case the transferee must sign this Form.

Signature of Registered Owner or Authorized Representative

Signature of co-owner (if more than one owner)

(mmm/dd/yyyy)

Social Insurance Number: ____________________

MM / DD / YY

Date

2ECALT

01DUSC

SECTION 3

Non-Probated Estates: If the estate of a deceased holder will not be probated the transfer of the decedent's Shares to the personal representatives in their capacity or the beneficiaries may be done by the execution of this Form by the personal representatives in their capacity and by providing properly executed transfer documents that include a waiver of probate from an acceptable insurer. You may choose to acquire the waiver of probate coverage by marking the box beside the "Non-Probated Estate Request and Acknowledgement" in **SECTION 4**. The insurance premium will be paid for by Advantage. Please refer to **SECTION 4** on this Form and the enclosed Information Booklet under the section "Completing the Letter of Transmittal" for additional information.

SECTION 4

STATEMENT FOR LOST SHARE CERTIFICATES AND NON-PROBATED ESTATES

By signing the Letter of Transmittal and marking the appropriate box below, I agree to the following: I am, or I am the personal representative of, the lawful owner of the shares described on the front of this Form. The lost certificate(s) has/have not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them) and I make this Statement for the purpose of exchanging the certificate(s) without surrender of the certificate(s), and the exchange of the shares represented thereby, and hereby agree to surrender the certificate(s) for cancellation should I, at any time, find the certificate(s). I hereby agree, for myself, my heirs, assigns and personal representatives, that in consideration of the exchange of the shares represented by the certificate(s) to completely indemnify, protect and hold harmless Advantage, Computershare, Travelers Insurance Company of Canada, their lawful successors and assigns, and any other party to the transaction (the "Obligees"), from and against all losses, costs and damages, including court costs and attorneys' fees, which they may be subject to or liable for in respect of the cancellation and replacement of the certificate(s) and the exchange of the shares represented thereby upon the issue of Shares and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that an insurance premium of 3% per lost Share or if applicable an insurance premium of 3% per Share reported by my personal representative as held in my non-probated estate will apply and be payable by Advantage. If Shares in my non-probated estate are also lost the premium payable will only be that for the non-probated estate coverage. I acknowledge that I may be required to execute or provide additional documentation to support my application for insurance coverage at the discretion of Computershare or the insurer. Surety protection for the Obligees is provided under Bond# 985 S 101133112 BCK issued by Travelers Insurance Company of Canada.

☐ **Replacement Request and Acknowledgement**

By marking the box above, I request that Computershare apply for lost certificate replacement insurance coverage on my behalf and I acknowledged that the premium payable for such coverage as described above will be paid for by Advantage. I also acknowledge that if the lost certificates are in a non-probated estate and provided I mark the box beside the "Non-Probated Estate Statement" below that only the premium payable for the waiver of probate coverage will be deducted from the proceeds of the sale of my Shares.

☐ **Non-Probated Estate Request and Acknowledgement**

By marking the box above I request that Computershare apply waiver of probate insurance coverage on behalf of the estate and I acknowledged that the premium payable for such coverage as described above will be deducted from the proceeds of the sale of the decedent's Shares.

SECTION 5

Contact Information: Should any irregularity with your submission exist, please provide the following information so we may contact you to resolve it (PLEASE PRINT CLEARLY):

Day time telephone number: ______________________ Evening telephone number: ______________________ Email address: ______________________

SECTION 6

Acknowledgements and Representations: the signatures on the reverse represent that the signer has full authority to surrender the Advantage Shares surrendered herewith under the Program and warrant that the Shares surrendered with this Form are free and clear of all liens, restrictions, adverse claims, and encumbrances, and that the signer may be required to execute or provide additional documentation to support the submission and that such documents will requested at the discretion of Advantage or Computershare, and that the shares and/or cheque are to be issued in the name(s) this Form was addressed unless documentation satisfactory to Computershare and/or Advantage is provided. By signing this Letter of Transmittal the signer acknowledges that if the insurance premium payment is provided for lost certificate or non-probated estate coverage that the signer has read and agrees to the terms of replacing these certificate(s) or obtaining non-probated estate coverage contained in this Form and the Information Booklet.

SECTION 7

Delivery

Please send this completed Form, your certificate(s), if any, and any additional documentation that may be required to Computershare at the following address:

By Mail: PO Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2
Attn: Corporate Actions

By courier: Computershare
100 University Avenue
8th Floor
Toronto, ON M5J 2Y1
Attn: Corporate Actions

For Information Contact: North America Toll Free:
1-800-564-6253 *
*Between the hours of 8:30 am and 8:00 pm E.S.T.
corporateactions@computershare.com

Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. Some of your information may be processed or transferred to servicers in the U.S.A. for data processing and/or storage. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.